UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Directors or Officers

On June 16, 2021, upon recommendation by the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Basil Wilson as the new Chairman of the Board and the Chief Executive Officer of the Company. Pursuant to an amended and restated employment agreement between the Company and Basil Wilson (“Amended Wilson Agreement”), the Company agreed to compensate Mr. Wilson a monthly compensation of $15,000 and 300,000 ordinary shares of the Company per year, vested quarterly, starting on June 16, 2021.

Mr. Wilson served as CEO of Century Dragon Entertainment Development Co., Ltd. from 2016 to March 2021. He was in charge of the technical development of entertainment technology, including the production of 3D virtual human concert, AI scene technology development, and AR entertainment artificial intelligence development, etc. Mr. Wilson has more than 20 years of experience in the entertainment technology industry since 1997. He graduated with an MBA degree from Tsinghua University in China and was appointed as a think tank professor by the School of Culture and Entertainment Business.

There are no family relationships between Basil Wilson and any other employees or members of the Board of the Company.

The Amended Wilson Agreement is qualified in its entirety and is filed hereto as Exhibits 10.1.

February 18, 2021 Private Placement

As previously disclosed on Company’s current report on Form 6-K dated February 23, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 20,000,000 units (the “Units”, each, an “Unit”), each Unit consisting of one restrictive ordinary share of the Company, par value $0.001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $1.34 per Share, at a price of $1.30 per Unit, for an aggregate purchase price of $26,000,000 (the “Offering”). The Company and the Purchaser entered into an amended and restated share purchase agreement (the “Amended SPA”) to clarify the issuance of the Warrants included in the Units on June 4, 2021. No other material changes were made to the terms of the Offering. The Amended SPA is qualified in its entirety and is filed hereto as Exhibits 10.2.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended and Restated Employment Agreement to Basil Wilson dated June 16, 2021.
10.2	Amended and Restated Share Purchase Agreement date June 4, 2021
99.1	Press Release dated June 17, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2021	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Basil Wilson
	Name:	Basil Wilson
	Title:	Chief Executive Officer

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